DUBLI, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

January 25, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    DubLi, Inc. (the “Company”)
Current Report on Form 8-K
Filed December 18, 2012
File No. 000-49801

Dear Mr. Mew:

We are responding to the staff’s December 20, 2012 comment letter. For reference, we have included each comment followed by our response.

Item 4.02 Form 8-K filed December 18, 2012

Comment:

1. We note you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response:

We intend to restate the affected financial statements in our next scheduled filing which is Form 10-K due on December 30, 2012. We will need additional time to file and we will not be able to file within the fifteen day extension pursuant to Rule 12b-25 of the Securities Exchange Act.  We have amended Form 8-K to so indicate.

Comment:

2. It is unclear from your disclosure as to what necessitated the restatement of your financial statements. In this regard, it appears the issue is related to revenue recognition in connection with the sale of certain electronic gift cards rather than solely on their gross versus net revenue presentation. Please provide transparent disclosure clearly explaining the facts and circumstances behind the accounting errors and why your previous accounting treatment did not comply with GAAP.

Response:

Previously, the Company recognized revenue on the sale of gift cards based on the gross transaction price, with the value of the gift card being treated as cost of sales. However, management has now determined that, because the Company’s proprietary gift cards provide the purchaser with a right to receive cash in the amount of the gift card, the transactions are an exchange of one type of cash equivalent for another. As such, the value of the gift card should be netted against the proceeds the Company receives, and the net amount, which is always a loss due to reverse auction bidding discounts, will now be recognized as a reduction of revenues from the sale of bidding credits, known as “DubLi Credits.”

The Company is restating its consolidated financial statements accordingly. The effect of the restatement is to de-recognize revenue and cost of sales for the full face value of the gift card as illustrated the example of a sale of a $100.00 gift card shown below:

		Elimination
	Gross recognition	Dr	Cr	Net Recognition
Revenue Gift Cards	$96.80	$96.80		$ -
Revenue DubLi Credits	4.80	3.20		1.60
Service Fee	0.50			0.50
Cost of Sales Gift Cards	100.00		100.00	-
Gross Profit	$2.10	$100.00	$100.00	$2.10

In the foregoing example, the Company’s consolidated financial statements as restated for a net revenue presentation only recognize revenue of $1.60 for the bidding credits earned on the auction in excess of discounts plus the $0.50 handling fee or a total of $2.10. Previously the Company recognized revenue of $102.10 less costs of sales of $100.00 for a gross profit of $2.10 using a gross presentation.

Comment:

3. Your disclosure does not provide any qualitative or quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the amount (s) of the error or an estimated range of the amount(s) you have discovered to date with the accounts affected that resulted in your determination that your previously filed financial statements should no longer be relied upon.

Response:

We have amended the form 8-K to include the following information:

The following tables summarize the corrections on each of the affected consolidated financial statements for each period presented:

Year ended September 30, 2011
	Last reported	Adjustment	Restated
Revenues	$23,799,707	$8,188,771	$15,610,936
Direct cost of revenues	15,803,355	(8,188,771)	7,614,584
Gross profit	7,996,352	-	7,996,352
Net loss	(4,157,034)	-	(4,157,034)
Comprehensive loss	$(3,756,112)	$ -	$(3,756,112)

Quarter ended December 31, 2011
	Last reported	Adjustment	Restated
Revenues	$20,110,564	$17,280,470	$2,830,094
Direct cost of revenues	19,701,663	(17,280,470)	2,421,193
Gross profit	408,901	-	408,901
Net loss	(3,000,260)	-	(3,000,260)
Comprehensive loss	$(2,923,711)	$ -	$(2,923,711)

Quarter ended March 31, 2012
	Last reported	Adjustment	Restated
Revenues	$29,361,662	$26,858,548	$2,503,114
Direct cost of revenues	29,133,972	(26,858,548)	2,275,424
Gross profit	227,690	-	227,690
Net loss	(2,883,969)	-	(2,883,969)
Comprehensive loss	$(2,945,790)	$ -	$(2,945,790)

In addition to the adjustment described above (1), the Company discovered a second error (2) in the calculation of deferred costs presented in its third quarter report. The effect of the first correction (1) to the Consolidated Financial Statements will result in a reduction of previously reported revenue and a corresponding reduction in the direct cost of revenue as described in adjustment above and has no effect on the Company’s financial position, results of operations or cash flows or any per share amounts. The effect of the second correction (2) to the Consolidated Financial Statements will result in a reduction of the previously reported deferred cost asset and a corresponding increase in the direct cost of revenue and operating expenses the net effect of which is to increase net loss by $1,151,596 and other comprehensive loss by $1,091,484. Other comprehensive loss decreased $60,111 for the foreign currency translation effect of the adjustment. Net loss per share of ($0.01) did not change for the third quarter but did increase from ($0.02) to ($0.03) for the nine months ended June 30, 2012. The effects of both adjustments are shown below:

Quarter ended June 30, 2012
	Last reported		Adjustment	Restated
Revenues	$151,944,510	(1)	$147,784,179	$4,160,331
Direct cost of revenues	151,062,362	(1)	(147,784,179)	4,286,421
	-	(2)	1,008,238
Gross profit	882,148		1,008,238	(126,090)
Net loss	(2,288,307)	(2)	(1,151,596)	(3,439,903)
Comprehensive loss	$(2,167,769)	(2)	$(1,091,484)	$(3,259,253)

	Last reported		Adjustment	Restated
Assets
Deferred costs	$6,356,409	(2)	$(1,091,484)	$5,264,925
Other assets	12,894,273		-	12,894,273
Total	$19,250,682		$(1,091,484)	$18,159,198
Liabilities and equity (deficit)
Deferred revenue	$18,130,555		$ -	$18,130,555
Other liabilities	5,728,475		-	5,728,475
Equity (deficit)	(4,608,348)	(2)	(1,091,484)	(5,699,832)
Total	$19,250,682		$(1,091,484)	$18,159,198

Comment:

4. Please advise us how you would consider the impact on your officers’ conclusions regarding the effectiveness of 1) your disclosure controls and procedures (“DCP”), and 2) your internal controls over financial reporting (“ICFR”) resulting from the restatements. See Items 307 and 308 of Regulation S-K. Also, disclose the effect of the restatements on your DCP and ICFR assessments in the amended Item 4.02 of Form 8-K.

Response:

The officers have consistently concluded that the Company’s disclosure controls and procedures (“DCP”), and its internal controls over financial reporting (“ICFR”) are not adequate. We have reported those weaknesses in internal control in all of our Form 10-Q and 10K filings and we will continue to report those weaknesses until they can be remediated. We have made that disclosure in the amended Form 8-K. This restatement will not result in the disclosure of an additional material weakness; it is the result of a previously disclosed material weakness.

The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Additionally, our upcoming Form 10-K will also include the restatement disclosures relative to the change in accounting for DubLi gift cards from a gross to net revenue presentation. Excerpts from our proposed revised accounting policy and other related disclosures are included below. We would like to understand the staff’s thoughts on these disclosures before we file our Form 10-K. Thank you for your consideration of this matter. Please note that the numbers shown below for the year ended September 30, 2012 are still under audit and subject to change.

Note 2 - Summary of Significant Accounting Policies (Partial)

Revenue Recognition

Product Sales and Services - The Company recognizes revenue in accordance with ASC subtopic 605-10, Revenue Recognition (“ASC 605-10”).  ASC 605-10 requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the selling price is fixed and determinable; and (iv) collectability is reasonably assured.  Determination of criteria (iii) and (iv) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.  The Company defers any revenue that is subject to refund, and, for which the product has not been delivered or the service has not been rendered net of an estimated allowance for breakage. The Company revenue recognition policies for each of its products and services are as follows:

•	Goods and services sold at auction - Revenue is recognized after receipt of payment and product shipment net of credit card charge-backs and refunds.

•
Products and Third Party Electronic Gift Cards sold at auction - Prior to June 2011, Xpress auctions consisted of name brand products and services purchased for resale from retailers, wholesalers and manufacturers. Revenue for such sales was recognized after receipt of payment and shipment of the goods or delivery of the services based on the agreed-upon purchase price plus the cost of any DubLi credits used in the auction.

•
Proprietary Electronic Gift Cards sold at auction -- In June 2011, the Company changed the format to exclusively offer electronic gift cards that are redeemable for cash or can be used in future auctions. Because of the cash redemption feature, revenue is recognized only for the DubLi Credits used or broken less the bidding discounts plus the handling fees. Essentially, the value of the gift card is netted against the gross sales price of the transaction. (Continued)

Restatement of Previously Filed Interim and Annual Financial Statements

The Company has restated its previously issued Consolidated Statements of Operations for the year ended September 30, 2011, and for each of the three quarters ended December 31, 2011, March 31, 2012 and June 30, 2012 to correct for an error in its presentation of revenues.

The Company has restated its reporting of revenues from the sales of its electronic gift cards to show the net amount of revenue after deducting the face value of the gift card sold and delivered to the customer.

The following tables summarize the corrections on each of the affected financial statements for each period presented:

Year ended September 30, 2011
	Last reported	Adjustment	Restated
Revenues	$23,799,707	$8,188,771	$15,610,936
Direct cost of revenues	15,803,355	(8,188,771)	7,614,584
Gross profit	7,996,352	-	7,996,352
Net loss	(4,157,034)	-	(4,157,034)
Comprehensive loss	$(3,756,112)	$ -	$(3,756,112)

Quarter ended December 31, 2011
	Last reported	Adjustment	Restated
Revenues	$20,110,564	$17,280,470	$2,830,094
Direct cost of revenues	19,701,663	(17,280,470)	2,421,193
Gross profit	408,901	-	408,901
Net loss	(3,000,260)	-	(3,000,260)
Comprehensive loss	$(2,923,711)	$ -	$(2,923,711)

Quarter ended March 31, 2012
	Last reported	Adjustment	Restated
Revenues	$29,361,662	$26,858,548	$2,503,114
Direct cost of revenues	29,133,972	(26,858,548)	2,275,424
Gross profit	227,690	-	227,690
Net loss	(2,883,969)	-	(2,883,969)
Comprehensive loss	$(2,945,790)	$ -	$(2,945,790)

In addition to the adjustment described above (1), the Company discovered a second error (2) in the calculation of deferred costs presented in its third quarter report. The effect of the first correction (1) to the Consolidated Financial Statements will result in a reduction of previously reported revenue and a corresponding reduction in the direct cost of revenue as described in adjustment above and has no effect on the Company’s financial position, results of operations or cash flows or any per share amounts. The effect of the second correction (2) to the Consolidated Financial Statements will result in a reduction of the previously reported deferred cost asset and a corresponding increase in the direct cost of revenue and operating expenses the net effect of which is to increase net loss by $1,151,596 and other comprehensive loss by $1,091,484. Other comprehensive loss decreased $60,111 for the foreign currency translation effect of the adjustment. Net loss per share of ($0.01) did not change for the third quarter but did increase from ($0.02) to ($0.03) for the nine months ended June 30, 2012. The effects of both adjustments are shown below:

Quarter ended June 30, 2012
	Last reported		Adjustment	Restated
Revenues	$151,944,510		$147,784,179	$4,160,331
Direct cost of revenues	151,062,362	(1)	(147,784,179)	4,286,421
	-	(2)	1,008,238
Gross profit	882,148		1,008,238	(126,090)
Net loss	(2,288,307)	(2)	(1,151,596)	(3,439,903)
Comprehensive loss	$(2,167,769)	(2)	$(1,091,484)	$(3,259,253)

	Last reported		Adjustment	Restated
Assets
Deferred costs	$6,356,409	(2)	$(1,091,484)	$5,264,925
Other assets	12,894,273		-	12,894,273
Total	$19,250,682		$(1,091,484)	$18,159,198
Liabilities and equity (deficit)
Deferred revenue	$18,130,555		$ -	$18,130,555
Other liabilities	5,728,475		-	5,728,475
Equity (deficit)	(4,608,348)	(2)	(1,091,484)	(5,699,832)
Total	$19,250,682		$(1,091,484)	$18,159,198

Note 9 – Revenues

The Company conducts reverse auctions of its electronic gift cards that are redeemable for cash. In a reverse auction the price of the gift card goes down with each successive bid and as a result all such sales are made at a loss for the amount of the discount created by the bidders plus any added discount contributed by the Company. The Company recovers the bidding discount from the sale of the bidding credits and handling fees. The following table presents the amount of gift card sales less the related cost of the gift card sold and the resulting discount that is netted against the revenues recognized from the auctions as presented in the second table below.

	2012	2011
Auction sales of electronic gift cards	$2,094,635,761	$7,728,473
Less cash value of gift cards sold	2,134,656,173	8,188,771
Bidding discounts	$(40,020,412)	$(460,298)

The components of revenues net of the bidding discounts on the sales of electronic gift cards shown above are as follows:

	2012	2011
Revenue from auctions:
Sales of goods at auction	$69,892	$801,033
DubLi Credits used at auction	41,210,315	3,474,702
Breakage of DubLi Credits	4,959,692	9,076,107
Handling fees	5,287,679	106,644
Less bidding discounts	(40,020,412)	(460,298)
Net revenue from auctions	11,507,166	12,998,188
Other revenues
Network fees	1,628,419	1,903,323
Subscriptions	1,317,482	387,467
Advertising	1,935,116	-
Sales events	294,636	-
Other	313,881	321,958
Total revenues	$16,996,700	$15,610,936

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations (Partial)

How We Generate Revenue:

The Company conducts reverse auctions of its electronic gift cards that are redeemable for cash. In a reverse auction the price of the gift card goes down with each successive bid and as a result all such sales are made at a loss for the amount of the discount created by the bidders plus any added discount contributed by the Company. The Company recovers the bidding discount from the sale of the bidding credits and handling fees the net of which we recognize as revenue. During 2012 we sold $2.1 billion in electronic gift cards in 8.9 million auctions for net auction revenues from DubLi Credits of $6.1 million. The net revenue recognized from the sales of DubLi Credits made up 36.2% of our revenue in the fiscal year 2012. We charge $0.80 retail for each DubLi credit that is used to bid down the price of our products on both the Xpress and Unique bid reverse auctions. The revenue earned from the usage of the credits and the breakage from unused expired credits permits us to sell products and electronic gift cards at discounted prices. Breakage of expired credits purchased in the prior year is a part of our revenue, and we recognized an amount of breakage equal to 29.2% of our revenue.

All remaining unused credits are categorized as a liability until used or expired. Business Associates affiliated with our network marketing company purchased 96.0% of all DubLi Credits sold in fiscal year 2012. The Business Associates purchase the DubLi credits at an average discounted price of $0.57 which enables them to earn an average of $0.23 per unit profit upon resale to their customers. The remaining 4.0% were sold directly from the DubLi.com website at the full retail value of $0.80. In fiscal year 2012, revenue from annual subscription fees paid by our Business Associates made up 9.6% of our revenue. We also sell training and advertising packages and conferences and events to our Business Associates which made up 11.4% of our revenue during fiscal 2012. We also earn a $0.50 handling fee for each auction that results in a closed sale of an electronic gift card and those fees generated revenue of $5,287,679 or 31.1% of the total earned in fiscal 2012 (…………….continue to:)

Use of Estimates and Critical Accounting Policies

Revenue recognition and deferred revenue: Product Sales and Services - The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”).  ASC 605-10 requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the selling price is fixed and determinable; and (iv), collectability is reasonably assured.  Determination of criteria (iii) and (iv) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.  The Company defers any revenue that is subject to refund, and, for which the product has not been delivered or the service has not been rendered. The Company's revenue recognition policies for each of its products and services are as follows:

•	Goods and services sold at auction - Revenue is recognized after receipt of payment and product shipment net of credit card charge-backs and refunds.

•
Electronic Gift Cards sold at auction - Prior to June 2011, Xpress auctions consisted of name brand products and services purchased for resale from retailers, wholesalers and manufacturers. In June 2011, the Company changed the format to exclusively offer electronic gift cards that are redeemable for cash. Revenue is recognized only on the DubLi Credits used or broken less the bidding discounts plus the handling fees.

•
In an Xpress auctions, the Gift Card up for auction is displayed with a starting price, which is the lowest available value of the Gift Card (the “Starting Price”). Each time a person makes a bid (which costs him or her one Credit), the price, is decreased by either US$0.20, AU$0.20 or 0.20€ and the reduced price becomes visible to the person making a bid and to no other person.  The bidder can choose to purchase the Gift Card at the reduced price so shown or can opt to wait in the hopes that others will make bids and drive down the price.  The actual purchase price is always less than the starting price and often represents a substantial discount to the starting price. During the third and fourth quarters of 2012 the Company began adding additional discounts to each gift card to supplement the discounts created by the bidders. The Company also created a “cash organizer” for each bidder's user account where they may store the redeemed cash value of each gift card. The bidder has the option to withdraw his funds from the organizer and take delivery of the cash proceeds at any time. The bidder may take his cash proceeds at the end of each auction onto his DubLi branded MasterCard, via bank transfer or accumulate the funds in the cash organizer. The bidder may also use the cash value accumulated in the organizer to purchase DubLi Credits, additional gift cards or other DubLi subscription services and as a result, the cash organizer re-circulates large volumes of transactions within the system. The Company records the liability for the balances in the bidder's cash organizer accounts and reports it on the consolidated balance sheet as customer deposits. (…………….continue to)

Results of Operations

The following tables sets forth certain of our results of operations for the periods indicated:

	Years Ended
	September 30,		Increase	Percent	Percent of Revenue
	2012	2011	(Decrease)	Change	2012	2011

Revenues	$16,996,700	$15,610,936	$1,385,764	8.9%	100.0%	100.0%
Direct cost of revenues	25,532,297	7,614,584	17,917,713	235.3%	150.2%	48.8%
Gross profit	(8,535,597)	7,996,352	(16,531,949)	-206.7%	-50.2%	51.2%
SG&A	14,451,590	11,412,662	3,038,928	26.6%	85.0%	73.1%
Obsolete software	-	721,656	(721,656)	-100.0%	0.0%	4.6%
Loss from operations	(22,987,187)	(4,137,966)	(18,849,221)	455.5%	-135.2%	-26.5%
Other (expense) income	(3,679)	(19,068)	15,389	-80.7%	0.0%	-0.1%
Loss from operations before income taxes	(22,990,866)	(4,157,034)	(18,833,832)	453.1%	-135.3%	-26.6%
Income taxes-benefit (expense)	(44,033)	-	(44,033)		-0.3%	0.0%
Net loss	(23,034,899)	(4,157,034)	(18,877,865)	454.1%	-135.5%	-26.6%
Foreign currency translation adjustment	140,380	400,922	(260,542)	-65.0%	0.8%	2.6%
Comprehensive loss	$(22,894,519)	$(3,756,112)	$(19,138,407)	509.5%	-134.7%	-24.1%

Revenues

The following tables set forth the major components of revenue for the periods indicated:

	Year ended September 30, 2012
Revenues	Q4 2012	% Revenue	Q4 2011	% Revenue	Change	% change
Credits used	$41,210,315	242.5%	$3,474,702	22.3%	$37,735,613	1086.0%
Credits broken	4,959,692	29.2%	9,076,107	58.0%	(4,116,415)	-45.4%
Auction discounts	(40,020,412)	-235.5%	(460,298)	-2.9%	(39,560,114)	8594.5%
Net revenues from Credits	6,149,595	36.2%	12,090,511	77.4%	(5,940,916)	-49.1%
Auction fees	5,287,678	31.1%	106,644	0.7%	5,181,035	4858.3%
Sales of goods	69,892	0.4%	801,033	5.1%	(731,141)	-91.3%
Network fees	1,628,419	9.6%	1,903,323	12.2%	(274,904)	-14.4%
Subscriptions	1,317,482	7.8%	387,467	2.5%	930,015	240.0%
Advertising	1,935,116	11.4%	-	0.0%	1,935,116	-
Sales events	294,636	1.7%	-	0.0%	294,636	-
Other	313,881	1.8%	321,958	2.1%	(8,077)	-2.5%
Total Revenues	$16,996,700	100.0%	$15,610,936	100.0%	$1,385,765	8.9%

During fiscal year 2012, we recorded revenue of $17.0 million, an increase of revenue of 8.9% from the $15.6 million recorded in 2011. A significant portion of this revenue increase is attributed to the change in format of our Xpress auctions and the introduction of Company provided bonus discounts applied to each auction. The increased website activity from these changes resulted in increases in every component of revenue except breakage. The most significant increases in sales volume occurred during the third and fourth quarters of fiscal 2012 is due to changes we made in the DubLi Xpress auctions. Its rise in popularity is largely attributed to a bonus discount system that we added during the second quarter. In addition to the discounts generated by the auction bidders themselves, the Company systematically adds a bonus discount ranging from $0.80 to $120.00 on 50% and up to 90% of the auctions. The discounts are randomly distributed among the auctions. That discount is not revealed until the bidder clicks the “buy now” button. This added feature has created large volumes but at reduced profit margins. Subsequent to year-end, the Company reduced the number and amount of Company provided discounts in order to improve profitability from the Xpress auction. Late in the fourth quarter, the auctions became unprofitable and management readjusted the discounts which greatly reduced sales volume in the first quarter of 2013.

Our net revenue earned from the auction of electronic gift cards includes revenue recognized on the usage and breakage of DubLi Credits less the auction bidding discounts was $6.1 million in fiscal year 2012 as compared to $12.1 million in 2011, which resulted in a decrease of $5.9 million. Although auction volumes increased significantly, the net revenue decreased because of the greater discounts which totaled $40.0 million in fiscal 2012. We experienced a large increase in auction volume is due to a change in the format of the Xpress Auction that we adopted in May 2011 whereby we replaced all products and services with electronic gift cards that are redeemable for cash and DubLi products including DubLi electronic gift cards, Unique Bid auction products, DubLi Credits and DubLi Subscriptions services. This new concept has a much broader appeal to consumers than the limited product offerings that we previously auctioned. We have experienced greatly expanded participation in the Xpress Auction as a direct result of changing the format from low volume high margin goods, to high volume, low margin electronic gift cards and the bonus discounts described above. This is in line with the Company's marketing strategy to attract traffic and business to our websites in order to drive incremental revenue from advertising and partner programs. Unlike most traditional business models, our revenue from the sale of products at our online auction site results from our use of a reverse auction business model, in which the customer bids down the selling price of the product sold. Accordingly, the lower the selling price, the more revenue we are earning from the sale of a DubLi Credit that is used to bid at our online auction site. For this reason, management does consider the amount of revenue generated from the sale of tangible products to be integral to the Company's business model.

We recognize revenue from the sale of DubLi Credits when a customer makes a bid at one of our online auctions by using the DubLi Credit. In addition, revenue includes the Company's estimate, known as breakage, of DubLi Credits that will not be used. For the year ended September 30, 2012, we sold 88.0 million Dubli Credits for total sales proceeds of $50.4 million, compared to the year ended September 30, 2011 when we sold 9.1 million DubLi Credits for total sales proceeds of $5.9 million a 748.3% increase in yearly sales. Sales increases in 2012 are attributable to an overall decrease in sales activity during fiscal 2011 because the Company scaled back its sales and marketing effort in 2011 while it made changes to its Xpress auction format, back office systems and other administrative changes. In fiscal 2012 with the implementation of the new format, we are seeing very large sales increases. Of those unit sales, we recognize as revenue only those DubLi Credits that were used on the auction site (“usage”) and those that expire unused in closed Business Associate accounts and closed user accounts (“breakage”). For the year ended September 30, 2012, revenue earned from the usage of the DubLi Credits from our online auctions was $41.2 million as compared to $3.5 million for the year ended September 30, 2011. The result was an increase of $37.7 million or 1,086.0% in usage for the year ended September 30, 2012 for DubLi Credits previously unused. Usage revenue made up 242.5% of net revenue in the fiscal year 2012 before applying discounts equal to 235.5% of net revenue. Revenue earned from the breakage of the DubLi Credits was $5.0 million in fiscal year 2012 as compared to $9.1 million during fiscal year 2011. The large decrease of $4.1 million for the year ended 2012 compared to 2011 comes from increased sales and usage rates resulting from the increased activity on the DubLi Xpress auction. With the new Xpress auction format, we are reducing the breakage percentage and increasing the utilization rate. As the utilization rate increases, more Business Associates remain in the network thereby increasing the amount of DubLi Credits they sell to customers resulting in increased auction activity.

Net revenue recognized from usage and breakage of DubLi Credits after auction discounts of $40.0 million was $6.1 million for the year ended September 30, 2012 as compared to $12.1 million during fiscal 2011 after auction discounts of $0.5 million. The 49.1% annual decrease is the net result of increased usage and greatly reduced breakage, net of a large increase in auction discounts. Net revenue recognized on DubLi Credits was 36.2% and 77.4% of total revenues in the fiscal years 2012 and 2011, respectively. Revenue from DubLi credits as a percentage of total sales transactions decreased significantly due to the large increase in sales transactions of electronic gift cards from the Xpress auctions in 2012. In the last quarter of 2011, we began to see increased sales activity resulting from renewed interest in our Xpress auction based on the format change from products and services to electronic gift cards and bonus discounts. This change has increased auction sales activity and has significantly increased DubLi Credit usage as a percentage of total unit sales. 2012 and 2011 usage was 63.2% and 75.2% of unit sales, respectively. We expect these trends to decrease significantly throughout 2013 as we reduce our bonus discount formulas and as a result of our existing customers are becoming more familiar with the online auction process, reductions in the user learning curve for new customers, improvements in our website, increases and our continued training of Business Associates in customer retention, new product rollouts and technology.

In addition, sales of DubLi Credits from our Company website were $2.8 million for fiscal year 2012 as compared to $0.2 million in fiscal 2011, an increase of $2.7 million or 1,764.7%. The increase is the result of an increase in traffic to the website resulting from the new auction format. We earn this revenue from customers purchasing DubLi Credits directly from the Company rather than from a Business Associate. The Company is more interested in revenue from the sale of DubLi Credits by Business Associates rather than from internally sold DubLi Credits because the Company believes that the Business Associate network is more efficient and cost effective than other forms of advertising and marketing. For this reason, the Company does not consider the increase resulting from customers purchasing DubLi Credits directly from the Company to be as important as revenue resulting from sale of DubLi Credits to Business Associates.

We also charge a handling fee for every auction sold. Revenues earned from these fees totaled $5.3 million or 31.1% of revenue in fiscal 2012 and $0.1 million or 0.7% of revenue in fiscal 2012. This increase is s direct result of processing 8.9 million auctions in fiscal 2012. (Continued)

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If you require any additional information, kindly contact me at (561) 417-1507 or mmroczkowski@dublicorp,com.

Sincerely,

Mark L. Mroczkowski
Chief Financial Officer

Cc:     Leslie J. Croland, P.A. Edwards Wildman Palmer LLP
Brian Zophin, Partner, Cherry Bekaert LLP
DubLi, Inc. Audit Committee
Scott Taub